SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 1 — June 30, 2004 Interim Report II/2004
• Positive earnings trend continues at all market units

• Solid double-digit growth in adjusted EBIT

• Net income on prior-year level

• Full-year outlook improves further

Interim Report II/2004

E.ON Group Financial Highlights

E.ON Group Key Figures at a Glance

	January 1 — June 30
	2004	2003	+/– %
	€ in millions
Electricity sales (in billion kWh)(1)	206.4	197.9	+4
Gas sales (in billion kWh)(1)	473.4	485.2	–2
Sales	25,594	24,099	+6
Adjusted EBITDA(2)	5,593	4,891	+14
Adjusted EBIT(3)	4,208	3,483	+21
Internal operating profit(2)	3,765	2,677	+41
Income from continuing operations before income taxes and minority interests	4,295	3,570	+20
Income from continuing operations	2,814	2,505	+12
Income from discontinued operations, net	1	696	—
Net income	2,815	2,753	+2
Investments	2,878	6,081	–53
Cash provided by operating activities	2,787	2,038	+37
Free cash flow(4)	1,721	1,016	+69
Net financial position(5) (at June 30/December 31)	–8,048	–7,855	–2
Employees (at June 30/December 31)	69,786	67,102	+4
Earnings per share (in €)	4.29	4.22	+2

(1)	Unconsolidated; prior-year figure includes six-month gas sales for E.ON Ruhrgas.

(2)	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5.

(3)	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5 and commentary on pages 30-31.

(4)	Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 16.

(5)	Non-GAAP financial measure; see reconciliation on page 17.

Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.

E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain consolidated financial measures (internal operating profit, adjusted EBIT, adjusted EBITDA, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Interim Report II/2004

Contents

4	Results of Operations
6	Core Energy Business
6	— Central Europe
8	— Pan-European Gas
9	— U.K.
10	— Nordic
12	— U.S. Midwest
13	— Corporate Center
13	Other Activities
14	Employees
14	Investments
15	E.ON Stock
16	Financial Condition
18	Highlights
18	Other Information
19	Outlook
20	Interim Financial Statements (Unaudited)
30	Business Segments
32	Financial Calendar

Interim Report II/2004

Results of Operations

Consolidated Sales

	January 1 — June 30
	2004	2003(1)		+/– %
	€ in millions
Central Europe	10,866	10,100		+8
Pan-European Gas	7,436	6,143	(2)	+21
U.K.	4,468	4,190		+7
Nordic	1,753	1,489		+18
U.S. Midwest	963	979		–2
Corporate Center	–336	–310		–8

Core Energy Business	25,150	22,591		+11

Other Activities(3)	444	1,508		–71

Consolidated sales	25,594	24,099		+6

(1)	Pro forma figures according to the new market unit structure; adjusted for discontinued operations.

(2)	E.ON Ruhrgas for the period February 1 — June 30, 2003.

(3)	This segment consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

Adjusted EBIT

	January 1 — June 30
	2004	2003(1)		+/– %
	€ in millions
Central Europe	2,159	1,850		+17
Pan-European Gas	909	757	(2)	+20
U.K.	520	366		+42
Nordic	393	269		+46
U.S. Midwest	168	115		+46
Corporate Center	–168	–179		+6

Core Energy Business	3,981	3,178		+25

Other Activities(3)	227	305		–26

Adjusted EBIT(4)	4,208	3,483		+21

(1)	Pro forma figures according to the new market unit structure; adjusted for discontinued operations.

(2)	E.ON Ruhrgas for the period February 1 — June 30, 2003.

(3)	This segment consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

(4)	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5.

Effective January 1, 2004, we realigned our organization based on the five target markets defined in on.top, our enterprise-wide strategy and structure project: Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest. To facilitate comparison, we provide pro forma figures for the prior year according to the new market unit structure; these pro forma figures do not affect the consolidated group figures. The publication Strategy and Key Figures, available at www.eon.com, contains more information about our market unit structure.

In addition, effective the same date, earnings before interest and taxes and adjusted for nonrecurring effects (“adjusted EBIT”) has replaced internal operating profit as our key performance measure (see commentary on pages 30-31).

We sold 4 percent more electricity in the first six months of 2004 than in the same period last year. The increase is principally attributable to the inclusion of JME and JCE, regional distribution companies operating in the Czech Republic, and Graninge, a Swedish energy utility. Milder temperatures compared with 2003 resulted in a decline of 2 percent in our gas sales volumes.

Consolidated sales were higher, primarily due to the inclusion of E.ON Ruhrgas and several European energy utilities for the entire period under review. E.ON Ruhrgas became a consolidated E.ON company on February 1, JME and JCE on October 1, Graninge on November 1, 2003, and Midlands Electricity on January 16, 2004.

In the first half of 2004, we grew adjusted EBIT by €725 million or 21 percent. All market units contributed to the increase. In particular, our operations outside Germany posted marked

Interim Report II/2004

earnings growth. The increase in adjusted EBIT resulted from operating improvements and the first-time inclusion of our successful acquisitions for the entire period under review. Furthermore, the results of our Central Europe market unit also benefited from the reversal of provisions relating in part to the Renewable Energy Law and the Cogeneration Protection Law (for more information, see page 7).

Consolidated Net Income

	January 1 — June 30
	2004	2003	+/– %
	€ in millions
Adjusted EBITDA(1)	5,593	4,891	+14

Depreciation and amortization(1)	–1,385	–1,408	—

Adjusted EBIT(1)	4,208	3,483	+21

Adjusted interest income (net)(1)	–443	–806	—

Internal operating profit	3,765	2,677	+41

Net book gains	504	609	—
Restructuring expenses	–31	–73	—
Other nonoperating earnings	57	357	—

Income from continuing operations before income taxes and minority interests	4,295	3,570	+20

Income taxes	–1,197	–805	—
Minority interests	–284	–260	—

Income from continuing operations	2,814	2,505	+12

Income from discontinued operations, net	1	696	—
Cumulative effect of changes in accounting principles, net	—	–448	—

Consolidated net income	2,815	2,753	+2

(1)	See commentary on pages 30-31.

Consolidated net income (after income taxes and minority interests) was on par with the high prior-year figure, even though book gains were substantially lower, particularly those recorded under income from discontinued operations.

Adjusted interest income (net) improved in the first six months of 2004 by approximately €360 million, primarily due to a one-off effect related to amendments to Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung) (see commentary on page 7).

Net book gains in the first half of 2004 were below last year’s figure and resulted in particular from the sale of equity interests in EWE and VNG (€317 million), the sale of securities (€124 million), and the sale of more Degussa stock (€63 million). The prior-year number consists primarily of book gains on the sale of shares in Bouygues Telecom (€294 million) and Degussa (€168 million) and on the sale of securities at our Central Europe market unit (€125 million). The prior-year figure also includes book gains of roughly €100 million resulting mainly from Central Europe’s sale of shares in a regional distribution company and the U.K. market unit’s sale of interests in generating facilities in Asia and a book loss of €76 million on the sale of HypoVereinsbank stock recorded at Central Europe.

Restructuring expenses declined year-on-year to €31 million and in the period under review were recorded at the U.K. market unit (in connection with the integration of Midlands Electricity) and at the Central Europe market unit (in connection with the creation of the regional utilities E.ON Hanse and E.ON Westfalen Weser). In the same period a year ago, restructuring expenses were recorded mainly at the U.K. market unit in connection with the integration of TXU activities.

Other nonoperating earnings, which declined appreciably from the figure for the first half of 2003, primarily reflects positive effects from the marking to market of energy derivatives. Besides these effects, the prior-year figure included extraordinarily high equity earnings of €213 million from our RAG shareholding.

The €392 million increase in our tax expense compared with the first six months of 2003 stems in particular from improved results.

In the prior-year period, the cumulative effect of changes in accounting principles was primarily attributable to the adoption of the Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations.

Interim Report II/2004

Core Energy Business

Central Europe

	January 1 — June 30
Central Europe	2004	2003(1)	+/– %
	€ in millions
Sales	10,866	10,100	+8
— thereof gas and electricity taxes	540	534	+1
Adjusted EBITDA	2,689	2,428	+11
Adjusted EBIT	2,159	1,850	+17

(1)	Pro forma figures according to the new market unit structure.

Following a period of consolidation in early 2004, prices on power exchanges in Central Europe rose again in the second quarter. On the German power exchange, forward prices for year-ahead power contracts almost returned to autumn 2003 levels. Key drivers were increases in fuel prices and freight rates. The price European power producers pay for coal roughly doubled year-on-year and reached a high of €79 per metric ton of coal equivalent (TCE) on June 30, 2004. Coal prices averaged €64 per TCE in the first half of 2004, compared with €36 per TCE in the same period last year.

The prices end-customers in Germany paid for electricity averaged 3 percent higher year-on-year for standard rate service in the residential segment and 11 percent higher for new contracts in the industrial segment. These price increases stemmed mainly from the marked upsurge in wholesale prices in 2003.

The Central Europe market unit sold 6.3 billion kWh more electricity than in the first half of last year, mainly due to the inclusion of JME and JCE, regional distribution companies operating in the Czech Republic.

Central Europe met 68.4 billion kWh, or about 53 percent, of its power requirements with electricity from its own generation assets, compared with 56 percent in the previous year. In its generation business, Central Europe is able to capitalize on the advantages of its balanced energy resource portfolio. From jointly owned power stations and outside sources Central Europe procured 7.3 billion kWh more electricity than in the first half of last year, an increase that is also principally attributable to the inclusion of JME and JCE.

Gas sales volumes at Central Europe’s regional distribution companies were down nearly 9 percent from last year due to relatively milder temperatures.

Interim Report II/2004

Power Generation and Procurement(1)

	January 1 — June 30
	2004	2003(2)	+/– %
	Billion kWh
Owned generation	68.4	69.0	–1
Purchases	61.8	54.5	+13
—from jointly owned power plants	6.0	5.3	+13
—from outside sources	55.8	49.2	+13

Power procured	130.2	123.5	+5

Plant-use, transmission losses, pumped-storage hydro	–5.1	–4.7	–9

Power sales	125.1	118.8	+5

(1)	Excludes energy trading activities.

(2)	Pro forma figures according to the new market unit structure.

Central Europe grew sales by 8 percent relative to the year-earlier period, mainly due to the full consolidation of JME and JCE. Another positive factor was the recovery of retail electricity prices in Germany.

Adjusted EBIT rose €309 million year-on-year. Central Europe’s business units showed the following development:

The Central Europe West Power business unit grew adjusted EBIT by €201 million, or 13 percent, to €1,751 million. Just over half of the increase, approximately €110 million, resulted from the reversal of provisions following a court decision expressly granting the right to pass on the additional costs relating to the Renewable Energy Law and the Cogeneration Protection Law and from the reversal of provisions for refunds for allegedly excessive grid access fees. Absent these non-recurring effects, adjusted EBIT would have increased by roughly 6 percent.

Gas Sales by Customer Segment(1)

	January 1 — June 30
	2004	2003(2)	+/– %
	Billion kWh
Residential and small commercial	20.3	26.1	–22
Large industrial and commercial	24.1	21.6	+12
Sales partners	21.8	24.7	–12

Total	66.2	72.4	–9

(1)	Excludes energy trading activities.

(2)	Pro forma figures according to the new market structure.

This increase results mainly from continued improvements in gross margin. One positive factor was the passthrough of higher wholesale electricity prices to end customers. A further driver was a reduction in costs for nuclear fuel and nuclear waste management. Earnings were negatively impacted by higher expenditures for conventional fuel and obligations in this business unit’s electric transmission operations.

Results for the second quarter reflect the amendment of Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung). Under the amended ordinance, construction costs for the final storage facilities at Gorleben and Konrad will now be shared fairly by nuclear plant operators and by other users, such as research institutes. Overall, this will lower E.ON’s share of the costs and enable the company to reduce past provisions for nuclear waste management. By contrast, the post-operation phase at nuclear power stations that use mixed oxide fuel elements has been extended, resulting in a negative impact on earnings. On balance, the effect on adjusted EBIT is negligible, whereas adjusted interest income (net) increased by roughly €270 million in the second quarter of 2004. This is a nonrecurring effect.

The Central Europe West Gas business unit’s adjusted EBIT was €17 million above the prior-year figure. The high, weather-driven sales volume of the year-earlier period could not be reached again. However, the decline in sales volume was counteracted by stable sales prices and favorable procurement costs.

Financial Highlights by Business Unit(1)

	January 1 — June 30
	Central Europe West
					Central Europe		Other/
	Power		Gas		East		Consolidation		Central Europe
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	€ in millions
Sales(2)	7,406	6,743	1,864	2,011	944	533	112	279	10,326	9,566
Adjusted EBITDA	2,103	1,957	382	363	189	119	15	–11	2,689	2,428
Adjusted EBIT	1,751	1,550	289	272	121	89	–2	–61	2,159	1,850

(1)	Pro forma figures for 2003 according to the new market unit structure.

(2)	Excludes electricity and gas taxes; energy trading activities are recognized net.

Interim Report II/2004

Core Energy Business

The Central Europe East business unit grew adjusted EBIT by €32 million, principally due to the inclusion of JME and JCE for the entire period under review.

Adjusted EBIT reported under the Other/Consolidation business unit was €59 million higher than the figure for the first half of 2003, in which negative factors included expenditures related to ownership structure measures at E.ON Bayern.

Pan-European Gas

Pan-European Gas

	January 1 — June 30
	2004	2003(1)	+/– %
	€ in millions
Sales	7,436	6,143	+21
— thereof gas/electricity taxes	1,583	1,245	+27
Adjusted EBITDA	1,103	956	+15
Adjusted EBIT	909	757	+20

(1)	Pro forma figures according to the new market unit structure. E.ON Ruhrgas was consolidated effective February 1, 2003.

Primary energy consumption in Germany in the first six months of 2004 fell by 1.9 percent relative to the same period last year. The significantly warmer weather Germany experienced in the first three months of 2004 was the key factor in the 1.3 percent decline in natural gas consumption during the first six months of the year. In the first quarter, gas consumption fell by about 4 percent, whereas in the second quarter it rose by about 4 percent. Average temperatures during the first three months of 2004 were 0.8° Centigrade (C) higher, while in the second quarter they were nearly 0.7° C lower than in 2003.

At 337 billion kWh, Pan-European Gas’s sales volume was only slightly below the prior-year level. The weak first quarter of 2004 was nearly compensated for by appreciable growth in the second quarter, which reflected lower temperatures as well as an increase in the export business. By contrast, used peak capacity, which was determined primarily by temperatures during the first quarter, was below the figure for the previous year.

Pan-European Gas recorded approximately €909 million in adjusted EBIT and €7.4 billion in sales in the first six months of 2004. Current-year sales and adjusted EBIT include figures for January, which were not included in the previous year, since E.ON Ruhrgas became a consolidated E.ON company on February 1, 2003. Another factor leading to higher sales was the first-time inclusion of Thüga Italia’s operations at the Downstream Shareholdings business unit.

The Up-/Midstream business unit made the largest contribution to sales and earnings. The period under review was particularly impacted by a temperature-driven decline in sales volume and revenues. These temperature-related effects were counteracted by the inclusion of all six months in the first half of the current year versus five months in the previous year. As a result, Up-/Midstream grew sales by €1 billion and adjusted EBIT by €60 million.

Gas Sales by Month(1)

	January 1 — June 30
	2004	2003	+/– %
	Billion kWh
First quarter (January — March)	211.2	226.5	–7

April	52.9	45.0	+18
May	40.7	36.0	+13
June	31.8	31.8	—

Second quarter	125.4	112.8	+11

Total	336.6	339.3	–1

(1)	Gas sales of E.ON Ruhrgas AG.

The Downstream Shareholdings business unit performed positively compared with the first half of 2003, in particular due to higher proportional earnings from SPP, a shareholding operating in the Slovak Republic. Another factor was the inclusion of Thüga Italia’s operations for the entire period.

In the first quarter of the previous year, the results of Ruhrgas Industries, which are recorded at the Other/Consolidation business unit, were adversely affected by nonrecurring charges from the purchase price allocation. The absence of this nonrecurring effect resulted in an improved adjusted EBIT performance.

Financial Highlights by Business Unit(1)

	January 1 — June 30
			Downstream		Other/
	Up-/Midstream		Shareholdings		Consolidation		Pan-European Gas
	2004	2003	2004	2003	2004	2003	2004	2003
	€ in millions
Sales	6,198	5,190	831	651	407	302	7,436	6,143
Adjusted EBITDA	710	642	334	267	59	47	1,103	956
Adjusted EBIT	580	520	292	222	37	15	909	757

(1)	Pro forma figures for 2003 according to the new market unit structure, figures include gas and electricity taxes.

Interim Report II/2004

U.K.

	January 1 — June 30
U.K.	2004	2003(1)	+/– %
	€ in millions
Sales	4,468	4,190	+7
Adjusted EBITDA	800	568	+41
Adjusted EBIT	520	366	+42

(1)	Pro forma figures according to the new market unit structure.

Forward electricity prices have increased substantially since April 2003. The main drivers have been higher fuel costs and the cost of carbon emissions. Annual gas forward prices also rose markedly compared with the prior year, driven principally by higher oil prices and the expectation that the United Kingdom will become a net importer of gas in the near future.

At the beginning of 2004, E.ON UK increased its mass market retail prices for electricity (+6.9 percent) and gas (+4.9 percent) in response to higher wholesale energy prices. All of the other top suppliers also announced similar increases in retail prices. Following further increases in wholesale prices, E.ON UK announced further retail price changes for its residential customers. The revised charging structure from Sep-tember 6, 2004, will abolish the fixed standing charge and incorporate clear discount structures. Gas prices for residential customers will increase by 3.1 percent on average.

Sales by Customer Segment(1)

	January 1 — June 30
	2004	2003	+/– %
	Billion kWh
Residential and small and medium enterprises	18.7	19.1	–2
Industrial and commercial	14.2	19.2	–26

Power sales	32.9	38.3	–14

Residential and small and medium enterprises	38.0	37.7	+1
Industrial and commercial	20.0	22.5	–11

Gas sales	58.0	60.2	–4

(1)	Excludes wholesale and energy trading activities.

Power Generation and Procurement

	January 1 — June 30
	2004	2003	+/– %
	Billion kWh
Owned generation	17.8	19.7	–10
Purchases	16.1	19.7	–18
—from jointly owned power plants	1.4	2.2	–36
—from outside sources	14.7	17.5	–16

Power procured	33.9	39.4	–14
Plant-use, transmission losses, pumped-storage hydro	–1.0	–1.1	+9

Power sales	32.9	38.3	–14

Interim Report II/2004

Core Energy Business

The decrease in power and gas sales volumes was primarily the result of E.ON UK’s approach in the industrial and commercial market to secure margin rather than volume.

The decline in owned generation of 1.9 billion kWh is attributable to the closure of the plants at Drakelow and High Marnham in March 2003.

The U.K. market unit’s attributable generation portfolio was 7,895 MW at June 30, 2004, of which coal-fired stations represented 62 percent. The decrease in attributable generation capacity compared with December 31, 2003 (9,614 MW) is primarily due to the mothballing of plant at Grain and Killingholme.

E.ON UK increased its sales in 2004 compared with the prior year as a result of the first-time consolidation of the Midlands Electricity business, retail price increases, and exchange rate effects. Adjusted EBIT of €520 million was recorded in the first half of 2004, with €215 million recorded in the regulated business and €329 million in the non-regulated business.

Adjusted EBIT from the regulated business increased by €97 million, principally because of the acquisition of the Midlands Electricity business in January 2004, which effectively doubled the size of E.ON UK’s distribution business. Integration of the business is progressing well, and the rebranding of the East Midlands and Midlands distribution businesses to Central Networks took place in April 2004.

The adjusted EBIT improvement of €66 million for the non-regulated business is due to higher retail earnings from the residential and small and medium enterprise business and to the continued savings from the integration of the TXU business acquired in 2002, partly offset by higher fuel and gas purchase costs.

Financial Highlights by Business Unit

	January 1 — June 30
	Regulated		Non-regulated		Other/
	business		business		Consolidation		U.K.
	2004	2003	2004	2003	2004	2003	2004	2003
	€ in millions
Sales	472	221	4,115	4,071	–119	–102	4,468	4,190
Adjusted EBITDA	288	154	530	426	–18	–12	800	568
Adjusted EBIT	215	118	329	263	–24	–15	520	366

Nordic

	January 1 — June 30
Nordic	2004	2003(1)	+/– %
	€ in millions
Sales	1,753	1,489	+18
— thereof energy taxes	220	183	+20
Adjusted EBITDA	598	445	+34
Adjusted EBIT	393	269	+46

(1)	Pro forma figures according to the new market unit structure.

Spot electricity prices in Scandinavia were fairly stable in the first six months of 2004. Forward prices increased considerably. The main factors behind this development were higher coal prices and the hydrological situation. Reservoir levels in Sweden and Norway remained more than 20 billion kWh below average. Following heavy rainfall during the last week of June, however, electricity prices have started to decline.

Interim Report II/2004

The Nordic market unit sold 3.9 billion kWh more electricity than in the first six months of 2003. Sales to residential and business customers increased by 2.8 billon kWh, mainly due to the inclusion of Graninge. Sales to minority partners and Nordpool improved owing to higher generation output in existing operations.

Nordic covered about two thirds of its electricity sales with power from its own generating assets. Generation increased by 1.5 billion kWh as a result of the Graninge acquisition, but also due to improvements of 1.4 billion kWh in existing operations. During the first half of 2004, Nordic’s nuclear power plants produced 54 percent of total generation, while hydroelectric plants accounted for 38 percent.

Gas sales volumes were on par with the prior-year level. Heat sales increased by 0.3 billion kWh compared with the first six months of 2003 due to the inclusion of Graninge.

The sales increase of €264 million for the first half of 2004 was mainly attributable to the inclusion of Graninge.

Nordic grew adjusted EBIT by €124 million year-on-year to €393 million. Graninge contributed €45 million to the increase. The improvement at Nordic’s existing operations was mainly due to better margins in the electricity retail segment as well as increased nuclear and hydroelectric output.

Power Generation and Procurement

	January 1 — June 30
	2004	2003(1)	+/– %
	Billion kWh
Owned generation	16.6	13.7	+21
Purchases	9.2	8.1	+14
—from jointly owned power plants	5.5	5.2	+6
—from outside sources	3.7	2.9	+28

Power procured	25.8	21.8	+18
Plant-use, transmission losses, pumped-storage hydro	–1.0	–0.9	–11

Power sales	24.8	20.9	+19

(1)	Pro forma figures according to the new market unit structure.

Gas and Heat Sales

	January 1 — June 30
	2004	2003(1)	+/– %
	Billion kWh
Gas sales	3.7	3.7	—
Heat sales	5.8	5.5	+5

(1)	Pro forma figures according to the new market unit structure.

Interim Report II/2004

Core Energy Business

U.S. Midwest

	January 1 — June 30
U.S. Midwest	2004	2003(1)	+/– %
	€ in millions
Sales	963	979	–2
Adjusted EBITDA	261	221	+18
Adjusted EBIT	168	115	+46

(1)	Pro forma figures according to the new market unit structure; adjusted for discontinued operations.

Electricity prices continued to show strength in the second quarter, supported by high gas prices and warmer-than-normal weather. Wholesale electricity prices in the Midwest were approximately $43 per MWh, compared with $41 per MWh for the same period in 2003. Gas prices remained strong even during the industry’s seasonal phase of replenishing gas storage fields.

Sales by Customer Segment

	January 1 — June 30
	2004	2003	+/– %
	Billion kWh
Regulated utility business	17.9	17.2	+4
—Retail customers	15.8	15.0	+5
—Off-system sales	2.1	2.2	–5
Non-regulated business	5.7	5.1	+12

Power sales	23.6	22.3	+6

—Retail customers	8.5	9.1	–7
—Off-system sales	0.4	0.4	—

Gas sales	8.9	9.5	–6

Through June 2004, the regulated utility operation sold 0.7 billion kWh more electricity compared with 2003 due to increases in retail electric customer sales resulting from unseasonably warm weather. Natural gas sales declined 0.6 billion kWh due largely to mild winter weather conditions in 2004.

The non-regulated operation showed a 0.6 billion kWh improvement in electricity sales in the first six months of 2004 compared with 2003 as a result of warm spring weather in 2004 and improved plant performance.

Power Generation and Procurement

	January 1 — June 30
	2004	2003	+/– %
	Billion kWh
Owned generation	22.7	21.0	+8
—Owned power stations	17.1	16.1	+6
—Leased power stations	5.6	4.9	+14
Purchases	2.5	2.6	–4

Power procured	25.2	23.6	+7
Plant-use and transmission losses	–1.6	–1.3	–23

Power sales	23.6	22.3	+6

Ninety-nine percent of the U.S. Midwest market unit’s 22.7 billion kWh of electricity generation was from coal-fired power stations. At June 30, 2004, U.S. Midwest’s generation portfolio grew by 281 MW to 9,354 MW due to the addition of two gas-fired combustion turbines that are available for the 2004 summer peaking season.

U.S. Midwest’s sales for the first six months of 2004 decreased 2 percent to €963 million compared with the first half of 2003, resulting from the deterioration of the U.S. dollar against the euro. In local currency, however, sales improved by 9 percent, led by higher retail sales in utility operations. Adjusted EBIT increased 46 percent compared with the prior year; in local currency, the increase was 61 percent.

Adjusted EBIT at U.S. Midwest’s regulated utility operations improved significantly, primarily as a result of the higher retail sales. In addition, the contribution from off-system sales was higher, as prices in the off-system wholesale electric market for 2004 were higher than in 2003 due to high gas prices and strong demand. These effects more than offset the impact of spring storms, which caused significant damage to the utility operation’s distribution network. Furthermore, in 2003 the utility business had suffered from a severe winter storm.

U.S. Midwest’s non-regulated operations appreciably increased adjusted EBIT from 2003. U.S. Midwest’s Western Kentucky Energy operation improved considerably due to enhanced plant performance. In 2003, Western Kentucky Energy had experienced a plant outage that did not recur in 2004.

Financial Highlights by Business Unit

	January 1 — June 30
	Regulated		Non-regulated
	business		business		U.S. Midwest
	2004	2003	2004	2003	2004	2003
	€ in millions
Sales	827	823	136	156	963	979
Adjusted EBITDA	243	211	18	10	261	221
Adjusted EBIT	156	112	12	3	168	115

Interim Report II/2004

Corporate Center

     The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.

Corporate Center

	January 1 — June 30
	2004	2003	+/– %
	€ in millions
Sales	–336	–310	–8
Adjusted EBITDA	–154	–168	+8
Adjusted EBIT	–168	–179	+6

Other Activities

Other activities consist of our Viterra and Degussa shareholdings. Effective February 1, 2003, Degussa has been accounted for using the equity method in line with E.ON’s 46.5 percent shareholding in the company. Under the equity method, Degussa’s sales are not included in E.ON’s consolidated sales, and 46.5 percent of Degussa’s earnings after taxes and minority interests are recorded in E.ON’s consolidated earnings. After selling more Degussa stock, E.ON owns 42.9 percent of Degussa effective June 1, 2004. Degussa contributed €82 million to adjusted EBIT in the first half of 2004, compared with €123 million in the same period a year ago.

Viterra

	January 1 — June 30
	2004	2003	+/– %
	€ in millions
Sales	444	514	–14
Adjusted EBITDA	214	259	–17
Adjusted EBIT	145	182	–20

As anticipated, Viterra’s business was down in the period under review. The company expanded sales of condominiums from 1,168 in the first six months of 2003 to 1,296 this year. At 2,593, however, the total number of housing units sold in the first half of 2004 was lower than the 3,748 units sold by this time last year. The high prior-year figure included the sale of a block of multi-family homes, of which 1,257 units were located in the Ruhr region and the Düsseldorf area.

Viterra’s sales were down €70 million relative to the same period last year. The reasons were lower sales in apartment buildings at Viterra Development and a decline in rental revenue in the wake of housing unit sales.

Viterra’s adjusted EBIT declined to €145 million after €182 million in the prior-year period, in particular due to the reduction in sales of multi-family homes and the decline in rental revenue.

Interim Report II/2004

Employees

	June 30,	Dec. 30,
	2004	2003	+/– %
Employees(1)
Central Europe	35,993	36,576	–2
Pan-European Gas	11,306	11,686	–3
U.K.	10,502	6,541	+61
Nordic	6,299	6,294	—
U.S. Midwest	3,513	3,521	—
Corporate Center	421	597	–29

Core Energy Business	68,034	65,215	+4
Viterra	1,752	1,887	–7

Total	69,786	67,102	+4

Degussa(2)	43,298	43,551	–1

(1)	Figures do not include apprentices, managing directors, or board members. Pro forma figures for 2003 according to the new market unit structure.

(2)	Accounted for using the equity method effective February 1, 2003. At June 30, 2004, Degussa had 1,615 apprentices.

At the end of June 2004, the E.ON Group had 69,786 employees worldwide, as well as 1,896 apprentices and 283 board members and managing directors. As of this date, 33,633 employees, roughly 48 percent of all staff, were working outside Germany. E.ON’s workforce increased by 2,684 employees, or 4 percent, since year end 2003. This development is mainly attributable to the acquisition of Midlands Electricity in the first quarter of 2004, which increased the group’s staff count by 3,700 employees.

During the reporting period, wages and salaries including social security contributions totaled €2.3 billion, compared with €2.4 billion a year ago, which includes €259 million for Degussa for January 2003.

Investments

Investments

	January 1 — June 30
	2004	2003(1)		+/– %
	€ in millions
Central Europe	857	605		+42
Pan-European Gas	295	291	(2)	+1
U.K.	258	212		+22
Nordic	517	304		+70
U.S. Midwest	125	210		–40
Corporate Center	819	4,328		–81

Core Energy Business	2,871	5,950		–52
Other Activities(3)	7	131		—

Total	2,878	6,081		–53

(1)	Pro forma figures according to the new market unit structure.

(2)	E.ON Ruhrgas for the period February 1 — June 30, 2003.

(3)	Consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

The E.ON Group invested €3.2 billion in the period under review, 53 percent less than in the prior-year period, which included the acquisition of Ruhrgas shares recorded under Corporate Center. E.ON invested €1,066 million in property, plant, and equipment and in intangible assets, compared with €1,022 million in the first six months of 2003. Investments in financial assets totaled €1,812 million, versus €5,059 million in the prior year.

The Central Europe market unit invested 42 percent more than in the previous year. Its capital expenditures for property, plant, and equipment totaled €432 million, compared with €438 million a year ago. The greater part of capital expenditures for property, plant, and equipment went toward power generation and distribution assets. Financial investments mainly reflect the acquisition of shareholdings from other E.ON companies as part of the group-wide program to optimize E.ON’s shareholding structure.

E.ON UK’s capital expenditure in the first half of 2004 was €258 million compared with €212 million for the same period in 2003. The increase is mainly due to expenditures in the newly acquired Midlands Electricity business. Investments in property, plant, and equipment focused on the expansion of the renewable generation portfolio, the upgrade of the distribution network, and the maintenance of conventional power stations.

During the first half of 2004, the Nordic market unit invested €171 million in property, plant, and equipment in order to maintain existing production plants and upgrade and enhance its distribution network. Investments in financial assets totaling €346 million were mainly directed toward the acquisition of additional Graninge shares. E.ON Nordic now owns 100 percent of Graninge.

     Interim Report II/2004

     E.ON Stock

     The value of E.ON stock (including the dividend) rose 14 percent in the first six months of 2004, significantly outperforming other European blue chips as measured by the EURO STOXX 50 Performance Index, which advanced 5 percent over the same period. E.ON stock performance was slightly under that of its peer index, the STOXX Utilities, which finished June 2004 16 percent higher than its year-end 2003 closing. The trading volume of E.ON stock climbed by 13 percent year-on-year to €22.2 billion, making E.ON the eighth-most-traded stock in the DAX index of Germany’s top 30 blue chips. As of June 30, 2004, E.ON was the fourth-largest DAX issue in terms of market capitalization.

     For the latest information about E.ON stock, visit www.eon.com.

E.ON Stock

	June 30,	Dec. 31,
	2004	2003
Shares outstanding (in millions)(1)	656	656
Closing price (in €)	59.20	51.74
Market capitalization (€ in billions)(1)	41.0	35.8

(1)	Excludes treasury stock.

High, Low, and Trading Volume

	January 1 — June 30
	2004	2003
High (in €)(1)	59.80	44.77
Low (in €)(1)	49.40	34.67
Trading volume(2)
— In millions of shares	409.7	481.4
— € in billions	22.2	19.6

(1)	Based on closing prices.

(2)	Source: Bloomberg; includes all German stock exchanges.

Interim Report II/2004

Financial Condition

Cash Provided by Operating Activities

	January 1 — June 30
	2004	2003(1)		+/–
	€ in millions
Central Europe	1,112	2,030		–918
Pan-European Gas	865	562	(2)	+303
U.K.	379	87		+292
Nordic	578	339		+239
U.S. Midwest	95	42		+53
Corporate Center	–262	–1,065		+803

Core Energy Business	2,767	1,995		+772
Other Activities	20	43		–23

Cash provided by operating activities	2,787	2,038		+749
Investments in fixed and intangible assets	–1,066	–1,022		–44

Free cash flow(3)	1,721	1,016		+705

(1)	Pro forma figures according to the new market unit structure.

(2)	Pan-European Gas for the period February 1 — June 30, 2003.

(3)	Non-GAAP financial measure.

Net Financial Position

	June 30,	Dec. 31,	June 30,
	2004	2003	2003
	€ in millions
Bank deposits	3,890	3,807	4,676
Securities and funds (current assets)	7,462	6,988	6,879

Total liquid funds	11,352	10,795	11,555
Securities and funds (fixed assets)	795	981	1,304

Total financial assets	12,147	11,776	12,859

Financial liabilities to banks/loans	–14,901	–16,295	–16,924
Financial liabilities to third parties	–5,294	–3,336	–7,551

Total financial liabilities	–20,195	–19,631	–24,475

Net financial position(1)	–8,048	–7,855	–11,616

(1)	Non-GAAP financial measure; the table on page 17 provides a reconciliation to the relevant GAAP measures.

Management’s analysis of E.ON’s financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in fixed and intangible assets. Net financial position, a measure of E.ON’s financial strength, equals the difference between our total financial assets and total financial liabilities.

Cash provided by operating activities in the first six months of 2004 was well above the prior-year figure. The increase was solely attributable to our core energy business.

The Central Europe market unit reported a decrease in cash provided by operating activities because payments for nuclear fuel reprocessing were higher than in the prior-year period due to a revised payment cycle. In addition, the figure for the previous year reflected higher intercompany tax credits.

The Pan-European Gas market unit generated strong cash provided by operating activities, which was markedly higher than last year’s figure due to the consolidation of the entire six months in 2004.

The U.K. market unit posted a sharp increase in cash provided by operating activities. The rise is attributable to the consolidation of Midlands Electricity in 2004 and retail price adjustments. In addition, the prior-year period reflected a number of nonrecurring items, such as settlement payments to unwind interest-rate swaps and a gas contract. Working capital also increased.

The marked rise in the Nordic market unit’s cash provided by operating activities is attributable to better margins in the retail business and increased electric generation. The consolidation of Graninge and the decline in working capital also served to grow Nordic’s cash provided by operating activities.

The Corporate Center’s cash provided by operating activities was higher mainly due to positive effects from intercompany tax offsets.

It should be noted that surplus cash provided by operating activities in the energy business of the Central Europe, U.K., and U.S. Midwest market units is lower in the first quarter of the year owing to the nature of their billing cycles. In the second and the third quarters, there is a corresponding reduction in working capital, which results in significant surplus cash provided by operating activities. The fourth quarter is characterized by an increase in working capital. In the gas business, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas natural gas tax prepayments result in cash outflows in the fourth quarter.

     Interim Report II/2004

     Due to the stable level of investments in fixed and intangible assets, free cash flow for the first half of 2004 was also markedly above the year-earlier number.

     The E.ON Group’s net financial position remained essentially unchanged from the figure reported as of December 31, 2003
(–€7,855 million). This is mainly attributable to higher cash provided by operating activities and funds received from the sale of VNG and EWE. On the liabilities side were the substantial financial outlays and the consolidation of financial liabilities in conjunction with the acquisition of Midlands Electricity and the remaining shares in Graninge as well as investments in fixed assets and other shareholdings. The dividend payout along with related tax payments also led to cash outflows.

     Net interest expense was on par with last year’s figure. Adjusted EBITDA ÷ net interest expense improved further because adjusted EBITDA grew at a considerable rate, while net interest expense remained unchanged.

     On April 30, 2004, Moody’s upgraded the long-term rating for E.ON bonds from A1 to Aa3 (“stable outlook”). On June 4, 2004, Standard & Poor’s confirmed its AA– rating for E.ON’s long-term bonds and changed the outlook from negative to stable. Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively. E.ON has committed itself to maintaining at least a strong single-A rating.

Reconciliation of Net Financial Position

	June 30,	Dec. 31,	June 30,
	2004	2003	2003
	€ in millions
Liquid funds shown in the Consolidated Financial Statements	11,352	10,795	11,555
Financial assets shown in the Consolidated Financial Statements	17,810	17,725	20,045
— thereof loans	–1,818	–1,785	–1,889
— thereof equity investments	–14,483	–14,361	–16,159
— thereof shares in affiliated companies	–714	–598	–693

= Total financial assets	12,147	11,776	12,859

Financial liabilities shown in the Consolidated Financial Statements	–22,310	–21,787	–27,163
— thereof to affiliated companies	228	231	239
— thereof to associated companies	1,887	1,925	2,449

= Total financial liabilities	–20,195	–19,631	–24,475

Net financial position	–8,048	–7,855	–11,616

Financial Key Figures

	January 1 — June 30
	2004	2003
	€ in millions
Net interest expense(1)	–359	–358
Adjusted EBITDA(2)	5,593	4,891
Adjusted EBITDA ÷ net interest expense	15.6x	13.7x

(1)	Non-GAAP financial measure; see reconciliation to interest income shown in the Consolidated Statements of Income on page 31.

(2)	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5.

Interim Report II/2004

Highlights

Pursuant to an earlier agreement, E.ON sold a further 3.6 percent of Degussa stock to RAG on May 31, 2004, for €283 million. E.ON therefore owns 42.9 percent of Degussa effective June 1, 2004.

In early July 2004, E.ON and OAO Gazprom signed a Memorandum of Understanding in which they agree to further deepen their successful business relationship in the field of strategic projects. The companies intend to leverage their complementary strengths in the gas business to pursue joint projects in gas production in Russia, gas transport to Europe, power generation in Russia, and the expansion of infrastructure to market natural gas and power in Europe, as well as examine and, if possible, jointly implement generation projects. Gazprom and E.ON intend to contribute appropriate shareholdings and other assets to the cooperative arrangement. Joint construction of the North European Gas Pipeline is expected to enhance supply to the European gas market, enabling Gazprom to diversify its transport routes and expand export capacity. The array of projects along the value chain in both gas and power is consistent with E.ON’s integrated business model.

Other Information

The U.S. Securities and Exchange Commission (SEC) has requested that we provide them with information for an inquiry focusing in particular on the preparation of our financial statements for the year 2002, including the accounting treatment and depreciation of our power plant assets, our accounting for and consolidation of subsidiaries (Degussa and Viterra) and their shareholdings, the nature of the services performed by our auditors, disclosures with regard to our long-term fuel procurement contracts, and our 2002 Annual Report on Form 20-F, in particular the process of its preparation and its conformity with U.S. GAAP. We are in close contact with the SEC and will cooperate fully.

Interim Report II/2004

Outlook

The positive trend in adjusted EBIT continued in the second quarter, further improving our earnings outlook for the year as a whole. Based on the solid earnings performance of all market units, we now expect the E.ON Group to achieve double-digit growth in adjusted EBIT.

The earnings forecasts for the individual market units are as follows:

We anticipate that the Central Europe market unit’s adjusted EBIT for 2004 will markedly surpass the comparable year-earlier figure. Current-year earnings will benefit substantially from the reversal of provisions for potential financial exposure relating to the Renewable Energy Law, the Cogeneration Protection Law, and transmission fee refunds. Other earnings drivers are operating improvements at Central Europe West, the inclusion of earnings streams from newly consolidated subsidiaries at Central Europe East, and cost reductions for nuclear fuel and nuclear waste management.

For 2004, we expect adjusted EBIT of Pan-European Gas to be nearly on par with the exceptionally high 2003 figure, which did not include January, since E.ON Ruhrgas became a consolidated E.ON company on February 1, 2003.

The 2004 adjusted EBIT of the U.K. market unit is expected to be significantly above the prior-year level. The main drivers will be the first-time consolidation of the Midlands Electricity distribution business as well as improvements of the margins in the non-regulated business.

The Nordic market unit is expected to benefit from the first-time full-year consolidation of Graninge, better margins, and increased hydroelectric output. We therefore expect adjusted EBIT for 2004 to be up markedly from the figure for the previous year.

We expect 2004 adjusted EBIT for the U.S. Midwest market unit to be ahead of 2003 in both local and reporting currency. This increase should occur primarily as a result of the favorable year-to-date performance as well as the new retail electric rates at the two regulated utility businesses, which were approved by the Kentucky Public Service Commission on June 30, 2004. This improvement is expected to be partially offset by an increase in storm costs for 2004. In mid-July 2004, another severe wind storm swept through the utilities’ service territory, causing widespread damage to the distribution network.

After Viterra’s extraordinary growth rate in housing units sold in 2003, we expect declining sales of housing units in 2004. We therefore do not anticipate that Viterra’s adjusted EBIT for 2004 will reach the prior year’s high level.

Despite additional improvements in our operating performance, we do not expect consolidated net income for 2004 to reach last year’s level. From today’s perspective, we do not anticipate book gains in 2004 similar in magnitude to those recorded in 2003.

Interim Report II/2004

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Income

	April 1 — June 30		January 1 — June 30
	2004	2003	2004	2003
	€ in millions
Sales	10,972	10,386	25,594	24,099

Electricity and natural gas taxes	–944	–858	–2,338	–1,953

Sales, net of electricity and natural gas taxes	10,028	9,528	23,256	22,146
Cost of goods sold and services provided	–6,889	–7,094	–16,862	–16,603

Gross profit on sales	3,139	2,434	6,394	5,543
Selling expenses	–1,026	–1,068	–2,171	–2,331
General and administrative expenses	–358	–293	–650	–649
Other operating income	1,471	1,111	3,312	2,617
Other operating expenses	–1,071	–769	–2,462	–1,782
Financial earnings	–12	257	–128	172

Income from continuing operations before income taxes and minority interests	2,143	1,672	4,295	3,570
Income taxes	–671	–507	–1,197	–805
Minority interests	–109	–92	–284	–260

Income from continuing operations	1,363	1,073	2,814	2,505
Income from discontinued operations, net	–3	694	1	696
Cumulative effect of changes in accounting principles, net	—	—	—	–448

Net income	1,360	1,767	2,815	2,753

Earnings per share (in €)
—from continuing operations	2.08	1.64	4.29	3.84
—from discontinued operations	–0.01	1.07	—	1.07
—from cumulative effect of changes in accounting principles, net	—	—	—	–0.69

—from net income	2.07	2.71	4.29	4.22

Interim Report II/2004

E.ON AG and Subsidiaries Consolidated Balance Sheets

	June 30,	Dec. 31,
	2004	2003
	€ in millions
Assets
Intangible assets	18,759	18,069
Property, plant, and equipment	44,732	42,836
Financial assets	17,810	17,725

Fixed assets	81,301	78,630

Inventories	2,464	2,477
Financial receivables and other financial assets	2,057	2,192
Operating receivables and other operating assets	14,637	15,833
Assets of disposal groups	—	—
Liquid funds (thereof cash and cash equivalents < 3 months 2004: 3,867; 2003: 3,321)	11,352	10,795

Nonfixed assets	30,510	31,297

Deferred taxes	1,772	1,525
Prepaid expenses	375	398

Total assets	113,958	111,850

E.ON AG and Subsidiaries Consolidated Balance Sheets

	June 30,	Dec. 31,
	2004	2003
	€ in millions
Stockholders’ equity and liabilities
Stockholders’ equity	32,416	29,774

Minority interests	4,387	4,625

Provisions for pensions	7,566	7,442
Other provisions	26,095	26,764

Accrued liabilities	33,661	34,206

Financial liabilities	22,310	21,787
Operating liabilities	12,905	14,113

Liabilities	35,215	35,900

Liabilities of disposal groups	—	—
Deferred taxes	7,126	6,265
Deferred income	1,153	1,080

Total stockholders’ equity and liabilities	113,958	111,850

Interim Report II/2004

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

	January 1 — June 30
	2004	2003
	€ in millions
Net income	2,815	2,753
Income applicable to minority interests	284	260
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations, net	–1	–696
Depreciation, amortization, impairment	1,425	1,408
Changes in provisions	–599	1,129
Changes in deferred taxes	62	–325
Other noncash income and expenses	–137	–314
Gain/(loss) on disposal of fixed assets	–566	–693
Changes in nonfixed assets and other operating liabilities	–496	–1,484

Cash provided by operating activities	2,787	2,038

Payments from disposals of
financial assets	1,465	3,380
intangible and fixed assets	482	298
Purchase of
financial assets	–1,812	–5,059
intangible and fixed assets	–1,066	–1,022
Changes in other liquid funds	897	1,729

Cash provided by (used for) investing activities from continuing operations	–34	–674

Payments received/made from changes in capital, including minority interests	–24	—
Payments for treasury stock, net	—	—
Payment of cash dividends to
stockholders of E.ON AG	–1,312	–1,142
minority stockholders	–255	–184
Changes in financial liabilities	–626	3,445

Cash provided by (used for) financing activities from continuing operations	–2,217	2,119

Net increase (decrease) in cash and cash equivalents maturing (< 3 months) from continuing operations	536	3,483

Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	10	29
Cash and cash equivalents (< 3 months) at the beginning of the period	3,321	1,342
Cash and cash equivalents (< 3 months) from discontinued operations at the beginning of the period	—	–10

Cash and cash equivalents from continuing operations at the end of the period (< 3 months)	3,867	4,844

Securities available (> 3 months) for sale from continuing operations at the end of the period	7,485	6,705
Securities available for sale (> 3 months) from discontinued operations at the end of the period	—	—
Cash and cash equivalents (< 3 months) from discontinued operations at the end of the period	—	6

Liquid funds as shown on the balance sheet	11,352	11,555

Interim Report II/2004

Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated
				other comprehensive income
		Additional		Euro	Available	Minimum
	Capital	paid-in	Retained	translation	for sale	pension	Cash flow	Treasury
	Stock	capital	earnings	adjustments	securities	liability	hedges	stock	Total
	€ in millions
January 1, 2003	1,799	11,402	13,472	–242	–3	–401	–115	–259	25,653

Shares repurchased/sold			–1					3	2
Dividends paid			–1,142						–1,142
Net income			2,753						2,753
Other comprehensive income				–604	614	35	100		145

Total comprehensive income									2,898

June 30, 2003	1,799	11,402	15,082	–846	611	–366	–15	–256	27,411

January 1, 2004	1,799	11,564	16,976	–1,021	1,184	–492	20	–256	29,774

Shares repurchased/sold								1	1
Dividends paid			–1,312						–1,312
Net income			2,815						2,815
Other comprehensive income				416	569	37	116		1,138

Total comprehensive income									3,953

June 30, 2004	1,799	11,564	18,479	–605	1,753	–455	136	–255	32,416

Interim Report II/2004

Notes

Accounting and Valuation Policies

The accounting and valuation policies used to prepare the Interim Financial Statements for the six months ended June 30, 2004, correspond to those used for the Consolidated Financial Statements for the year ended December 31, 2003, with the exception of the policies described below.

Variable Interest Entities

On January 1, 2004, E.ON adopted the revised version of FIN 46 published in December 2003 (“FIN 46R”).

E.ON’s variable interest entities (VIEs) consist of two property leasing companies, two companies that manage shareholdings, a jointly owned electric generating company, and a company to manage the disposal of real estate. FIN 46R no longer applies to one previously jointly owned electric generating company after E.ON acquired 100 percent of it.

E.ON consolidated VIEs with total assets and corresponding liabilities and equity of approximately €1,282 million and earnings of €19 million. Fixed assets and technical equipment and machinery in the amount of €115 million serve as collateral for liabilities relating to financial leases and bank loans. As a rule, the creditors of the consolidated VIEs have unlimited recourse to the consolidating company.

In addition, E.ON holds a significant interest in a VIE for which we are not the primary beneficiary. E.ON has held an interest in this entity, a leasing company operating in the energy industry, since July 1, 2000. This entity has total assets and corresponding liabilities and equity of €148 million and earnings of €27 million. E.ON’s maximum exposure to loss relating to this VIE is approximately €21 million. Management considers it unlikely that this loss will be realized.

The financial situation of another special-purpose entity, which has existed since 2001 and will operate until 2005, cannot be computed pursuant to FIN 46R due to lack of information. The entity’s activities consist of liquidating the real estate of divested operations. The company’s original assets and corresponding liabilities totaled €127 million. Management does not expect E.ON’s results of operations to be adversely affected by this entity’s operations.

Acquisitions, Disposals, and Discontinued Operations

Significant Acquisitions in 2004

On January 16, 2004, E.ON UK completed the acquisition of Midlands Electricity and is now the sole owner of the U.K.-based electric distribution company. The purchase price was €1.706 billion (£1.180 billion), of which €55 million was paid to shareholders and €881 million to bond holders. In addition, we took on €856 million in debt. €86 million of cash acquired in the transaction was available to fund payments to shareholders. Midlands Electricity became a consolidated E.ON company on January 16, 2004.

Other Acquisitions in 2004

In a series of three transactions, Sydkraft purchased the remaining shares in Graninge for a total purchase price of €307 million (2.82 billion Swedish kroner), increasing its interest in the company from 79 percent to 100 percent effective December 31, 2003.

In May 2004, the squeeze-out procedure for the remaining 3.4 percent of Munich-based Thüga Aktiengesellschaft was completed. E.ON purchased the remaining 2.9 million shares for €223 million (including acquisition costs) and recorded goodwill in the amount of €106 million.

Significant Disposals in 2004

On January 20, 2004, E.ON sold its 4.99 percent shareholding in Union Fenosa, a Spanish utility, for approximately €217 million or €14.25 per share. E.ON realized a book gain of €26 million on the transaction.

At the end of 2003, E.ON concluded agreements to divest its equity interests in EWE and VNG. The transactions marked the fulfillment of all the conditions stipulated in the ministerial approval of the Ruhrgas acquisition.

On January 26, 2004, EWE’s two principal shareholders, Energieverband Elbe-Weser Beteiligungsholding and Weser-Ems Energiebeteiligungen, acquired E.ON Energie’s 27.4 percent stake in EWE by exercising their preemptive rights. This completed the stock purchase and transfer agreement dated December 8, 2003. E.ON received proceeds of about €520 million and recorded a book gain of €257 million on the sale.

On January 28, 2004, EWE purchased 32.1 percent of our VNG stake. Pursuant to the conditions of the ministerial approval, the remaining 10 percent stake was offered to municipal authorities in eastern Germany at the same price. The municipal authorities purchased the 10 percent on January 28, 2004, as well. The purchase price was approximately €899 million. E.ON recorded a book gain of €60 million on the 5.3 percent stake in VNG originally held by E.ON Energie. There was no book gain recorded on the 36.8 percent VNG stake held by E.ON Ruhrgas because its carrying amount was changed to fair value in the purchase price allocation following the acquisition of the company.

Pursuant to an earlier agreement, E.ON sold a further 3.6 percent of Degussa stock to RAG on May 31, 2004, for €283 million, of which E.ON recorded proceeds of €104 million. This figure was subsequently reduced by E.ON’s share of RAG’s

Interim Report II/2004

interim earnings in line with E.ON’s 39.2 percent equity interest in the company. The disposal therefore yielded proceeds of €63 million. E.ON owns 42.9 percent of Degussa effective June 1, 2004.

Pro Forma Information

	April 1 — June 30		January 1 — June 30
	2004	2003	2004	2003
	€ in millions
Sales(1)	10,028	9,658	23,280	23,766
Net income before cumulative effect of changes in accounting principles	1,360	1,793	2,819	3,301
Net income	1,360	1,793	2,819	2,863
Earnings per share (in €)	2.07	2.75	4.30	4.39

(1)	Excludes electricity and natural gas taxes.

The condensed unaudited pro forma consolidated results of operations shown above are presented as if the acquisition of Midlands Electricity and E.ON Ruhrgas had taken place at the beginning of the respective years. Adjustments to E.ON’s historical information have been made for the acquirees’ results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization, and related tax effects resulting from the purchase price allocation. The pro forma figures also include adjustments to give effect to interest costs determined on the basis of E.ON’s average interest rate for debt, taking into consideration the respective financing structures.

This unaudited pro forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the respective periods presented.

Discontinued Operations

Significant disposals and discontinued operations in 2003 are described in detail in our 2003 Annual Report. The Consolidated Statements of Income and the Consolidated Statements of Cash Flow for the first half of 2003 were adjusted for discontinued operations.

Income/(Loss) from Discontinued Operations

	January 1 — June 30
	2004	2003
	€ in millions
VEBA Oel	–3	–37
Viterra operations	4	686
E.ON Energie operations	—	48
Other	—	–1

Total	1	696

Research and Development

The E.ON Group’s research and development expense is primarily attributable to E.ON Ruhrgas and totaled €326 million in the first six months of 2004, compared with €347 million for the same period last year.

Earnings per Share

Earnings per share were computed as follows:

	April 1 — June 30		January 1 — June 30
Earnings per Share	2004	2003	2004	2003
Income from continuing operations before income taxes and minority interests (€ in millions)	1,363	1,073	2,814	2,505
Income from discontinued operations, net (€ in millions)	–3	694	1	696
Cumulative effect of changes in accounting principles, net (€ in millions)	—	—	—	–448
Net income (€ in millions)	1,360	1,767	2,815	2,753
Weighted average number of shares (in 1,000)	656,031	652,347	656,029	652,345
Earnings per share (in €)
—from continuing operations	2.08	1.64	4.29	3.84
—from discontinued operations	–0.01	1.07	—	1.07
—from cumulative effect of changes in accounting principles, net	—	—	—	–0.69

—from net income	2.07	2.71	4.29	4.22

Interim Report II/2004

Notes

Financial Earnings

The table below provides details of financial earnings for the periods indicated.

	January 1 — June 30
	2004	2003	+/– %
Financial Earnings	€ in millions
Income from companies accounted for at equity	338	606	–44
Other income from share investments	109	135	–19

Income from share investments	447	741	–40

Income from other long-term securities	13	31	–58
Income from long-term loans	43	32	+34
Other interest and similar income	276	317	–13
Interest and similar expenses	–900	–948	+5
—thereof accretion expense related to adoption of SFAS 143	–250	–241	–4
—thereof from financial liabilities to affiliated companies	–2	–1	—

Interest and similar expenses, net	–568	–568	—

Writedowns of securities and long-term loans	–7	–1	—

Financial earnings	–128	172	—

Goodwill and Intangible Assets

The table below shows the changes in the carrying amount of goodwill in the first six months of 2004 by segment.

	January 1 — June 30, 2004
		Pan-				Cor-
	Central	European			U.S.	porate	Other
	Europe	Gas	U.K.	Nordic	Midwest	Center	Activities	Total
Goodwill(1)	€ in millions
Book value as of December 31, 2003	2,178	3,755	4,348	297	3,367	—	10	13,955

Goodwill additions and disposals	–18	142	473	71	—	1	—	669
Goodwill impairment	—	—	—	—	—	—	—	—
Other changes(2)	–112	8	228	–23	81	—	—	182

Book value as of June 30, 2004	2,048	3,905	5,049	345	3,448	1	10	14,806

(1)	Excludes goodwill of companies accounted for at equity.

(2)	Other changes include transfers and exchange-rate differences.

Interim Report II/2004

Intangible Assets

As of June 30, 2004, and December 31, 2003, E.ON’s intangible assets, including advance payments on intangible assets, and related accumulated amortization consist of the following:

Intangible Assets

	June 30,	Dec. 31,
	2004	2003
	€ in millions
Intangible assets subject to amortization
Acquisition costs	4,445	4,393
Accumulated amortization	1,367	1,232

Net book value	3,078	3,161

Intangible assets not subject to amortization	875	953

Total	3,953	4,114

In the first six months of 2004, E.ON recorded an aggregate expense of €166 million (prior year: €181 million) on its intangible assets and a nonrecurring amortization expense of €1.5 million. E.ON did not incur goodwill impairment charges.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2004 and each of the five succeeding fiscal years is as follows: 2004 (remaining six months): €170 million, 2005: €279 million, 2006: €255 million, 2007: €244 million, 2008: €224 million, 2009: €222 million. As acquisitions and dispositions occur in the future, actual amounts could vary.

Treasury Shares Outstanding

The number of treasury shares outstanding as of June 30, 2004, was essentially unchanged from the figure as of December 31, 2003, representing 5.2 percent of E.ON’s capital stock. After selling shares under an employee share purchase program, E.ON AG’s treasury stock declined slightly to 4,376,327 shares of its own stock. Another 31,570,257 shares of E.ON stock are held by subsidiaries.

Dividends Paid

On April 28, 2004, the Annual Shareholders Meeting resolved to distribute a dividend of €2 per share of common stock, representing a €0.25 increase over the previous year’s dividend. This corresponds to a total dividend payout of €1,312 million.

Provisions for Pensions

The changes in the projected benefit obligation are shown below.

Changes in Projected Benefit Obligations

	April 1 — June 30
	2004	2003
	€ in millions
Employer service cost	44	39
Interest cost	195	178
Expected return on plan assets	–101	–81
Prior service cost	6	5
Net amortization of (gains)/losses	6	4

Total	150	145

Changes in Projected Benefit Obligations

	January 1 — June 30
	2004	2003
	€ in millions
Employer service cost	93	82
Interest cost	402	369
Expected return on plan assets	–212	–167
Prior service cost	13	11
Net amortization of (gains)/losses	11	10

Total	307	305

Interim Report II/2004

Notes

In accordance with FASB Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, information on benefit obligations arising from health-care benefits and the expenses attributable does not have to be adjusted until the third quarter of 2004. Management does not expect the adjustments to have any significant effects on E.ON’s financial condition or results of operations.

Asset Retirement Obligations

E.ON’s asset retirement obligations at June 30, 2004, relate to the decommissioning of nuclear power stations in Germany (€8,163 million) and Sweden (€386 million), environmental remediation at nonnuclear power station sites, including the removal of electric transmission and distribution equipment (€363 million), environmental remediation at gas storage facilities (€76 million) and opencast mining facilities (€57 million), and the decommissioning of oil and gas infrastructure (€12 million). The fair value of the nuclear decommissioning obligations was determined using third-party valuations.

On initial adoption of SFAS 143 on January 1, 2003, E.ON recorded an additional liability of €1,370 million. The net asset retirement cost of €262 million was capitalized as an increase to the carrying amount of the associated long-lived assets. In addition, we recognized a liability to Sweden’s national fund for nuclear waste in the amount of €360 million and a U.S. regulatory asset in the amount of €14 million. We recognized a net after-tax loss of €448 million (pretax loss: €734 million) in the 2003 financial year on initial adoption of this statement.

An accretion expense pertaining to continued provisions of €250 million for the current period is included in financial earnings (prior year: €241 million).

Contingent Liabilities Arising from Guarantees

Financial Guarantees

Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments to the guaranteed party based on the occurrence of certain events and/or changes in an underlying instrument that is related to an asset, a liability, or an equity security of the guaranteed party.

At June 30, 2004, E.ON’s direct financial guarantees principally comprise nuclear-energy-related items that are described in detail in our 2003 Annual Report. Obligations also include direct financial guarantees to creditors of related parties and third parties. Financial guarantees with specified terms extend as far as 2029. Maximum potential undiscounted future payments amount to €532 million (year end 2003: €525 million). Of this amount, €226 million (year end 2003: €310 million) consists of guarantees issued on behalf of related parties.

Indirect guarantees include obligations in connection with cross-border leasing transactions and to provide financial support to primarily related parties. Indirect guarantees have terms up to 2023. Maximum potential undiscounted future payments amount to €681 million (year end 2003: €663 million). Of this amount, €385 million (year end 2003: €353 million) involves guarantees issued on behalf of related parties. As of June 30, 2004, we have recorded provisions of €89 million (year end 2003: €95 million) with respect to financial guarantees.

In addition, certain group companies have obligations by virtue of their membership in Versorgungskasse Energie, Hanover. Management does not expect these companies to have to perform on their obligations.

Interim Report II/2004

Indemnification Agreements

Contracts in connection with the disposal of shareholdings concluded throughout the E.ON Group include indemnification agreements and other guarantees with terms up to 2050 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed to. Maximum potential undiscounted future payments total €4,817 million (year end 2003: €5,693 million). These typically relate to customary representations and warranties, potential environmental liabilities, and taxes. In some cases, the buyer is either required to share costs or to cover a certain amount of costs before we are required to make any payments. Some obligations are covered first by insurance contracts or provisions of the divested companies. As of June 30, 2004, we have recorded provisions of €94 million (year end 2003: €103 million) with respect to all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or by VEBA AG and VIAG AG before their merger) are included in the final sales contracts.

Other Guarantees

Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments at June 30, 2004: €36 million; year end 2003: €36 million) with an effective period through 2020 and warranties and market-value guarantees (maximum potential undiscounted future payments: €68 million). Other guarantees also include product warranties (€26 million included in provisions as of June 30, 2004). The change compared with the provisions of €30 million as of December 31, 2003, reflects the utilization and reversal of provisions in the amount of €6 million and additions of €2 million in the first half of 2004.

Interim Report II/2004

Business Segments

Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON’s businesses are energy and other activities. Our core energy business consists of the following market units: Central Europe, Pan-European Gas, U.K., Nordic, U.S. Midwest, and Corporate Center.

Central Europe operates our integrated electricity business and downstream gas business in Central Europe.

Pan-European Gas focuses on the upstream and midstream gas business in Europe. This market unit also holds a number of mostly minority shareholdings in the downstream gas business.

U.K. operates an integrated energy business in the United Kingdom.

Nordic is engaged principally in the integrated energy business in Northern Europe.

U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.

The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.

Adjusted EBIT is the key figure at E.ON in terms of management control, and serves as an indicator of a business’s long-term earnings power. Adjusted EBIT is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and book losses from disposals, restructuring expenses, and other nonoperating earnings of an extraordinary nature.

In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income. The marked decline in the interest portion of long-term provisions is due primarily to the amendment of Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung) (see page 7). The amendment resulted in a roughly €270 million increase in adjusted interest income (net) for the second quarter of 2004. This is a nonrecurring effect.

Interim Report II/2004

Page 5 of this report contains a detailed reconciliation of adjusted EBIT to consolidated net income.

Due to the adjustments accounted for under nonoperating earnings, the financial information by business segment may differ from the corresponding U.S. GAAP figures reported in the Consolidated Financial Statements.

Interest Income (Net)

	January 1 — June 30
	2004	2003
	€ in millions
Net interest expense	–359	–358
– Net interest expense relating to liabilities of associated companies	–2	–1
– Accretion expense related to the adoption of SFAS 143	–250	–241
+ Income from long-term loans	43	32
Interest income shown in Consolidated Statements of Income	–568	–568
Nonoperating interest income (net)(1)	43	21
Interest portion of long-term provisions	82	–259
Adjusted interest income (net)	–443	–806

(1)	This figure is calculated by adding in interest expense and subtracting interest income. In the first six months of 2004 and 2003, nonoperating interest income (net) reflected, among other factors, tax-related interest expenses.

Financial Information by Business Segment

	January 1 — June 30
	Central Europe		Pan-European Gas		U.K.		Nordic
	2004	2003	2004	2003	2004	2003	2004	2003
	€ in millions
External sales	10,754	9,948	7,199	5,941	4,463	4,188	1,724	1,469
Intersegment sales	112	152	237	202	5	2	29	20

Total sales	10,866	10,100	7,436	6,143	4,468	4,190	1,753	1,489

Adjusted EBITDA	2,689	2,428	1,103	956	800	568	598	445
Depreciation, amortization, and writedowns(3)	–530	–578	–194	–199	–280	–202	–205	–176

Adjusted EBIT	2,159	1,850	909	757	520	366	393	269
thereof earnings from companies accounted for using the equity method(3)	90	128	200	152	18	19	7	13
Cash provided by operating activities	1,112	2,030	865	562	379	87	578	339
Investments	857	605	295	291	258	212	517	304
Intangible and fixed assets	432	438	61	78	270	135	171	141
Financial assets	425	167	234	213	–12	77	346	163

	U.S. Midwest		Corporate Center		Core Energy Business		Other Activities(1)		E.ON Group
	2004	2003(2)	2004	2003	2004	2003(2)	2004	2003	2004	2003(2)
	€ in millions
External sales	963	979	52	70	25,155	22,595	439	1.504	25,594	24,099
Intersegment sales	—	—	–388	–380	–5	–4	5	4	—	—

Total sales	963	979	–336	–310	25,150	22,591	444	1,508	25,594	24,099

Adjusted EBITDA	261	221	–154	–168	5,297	4,450	296	441	5,593	4,891
Depreciation, amortization, and writedowns(3)	–93	–106	–14	–11	–1,316	–1,272	–69	–136	–1,385	–1,408

Adjusted EBIT	168	115	–168	–179	3,981	3,178	227	305	4,208	3,483
thereof earnings from companies accounted for using the equity method(3)	10	17	–29	12	296	341	82	52	378	393
Cash provided by operating activities	95	42	–262	–1,065	2,767	1,995	20	43	2,787	2,038
Investments	125	210	819	4,328	2,871	5,950	7	131	2,878	6,081
Intangible and fixed assets	125	210	—	–62	1,059	940	7	82	1,066	1,022
Financial assets	—	—	819	4,390	1,812	5,010	—	49	1,812	5,059

(1)	Other activities consist of our Viterra and Degussa shareholdings. Effective February 1, 2003, Degussa has been accounted for using the equity method in line with E.ON’s 46.5 percent (effective June 1, 2004: 42.9 percent) shareholding in the company. Degussa contributed €82 million to adjusted EBIT in the first half of 2004, compared with €123 million for the same period last year.

(2)	Adjusted for discontinued operations.

(3)	In 2004, writedowns impacting adjusted EBIT and earnings from companies accounted for by the equity method deviate from the corresponding figures in the Consolidated Statements of Cash Flow and financial earnings calculated pursuant to U.S. GAAP. The main factor is impairment charges taken by the Central Europe and U.K. market units. These charges are recorded under other nonoperating earnings. In addition, the 2003 figure for other nonoperating earnings includes €213 million in earnings accounted for using the equity method from our RAG shareholding.

Financial Calendar

November 11, 2004	Interim Report: January — September 2004
March 10, 2005	Release of 2004 Annual Report
March 10, 2005	Annual Press Conference, Annual Analysts Conference
April 27, 2005	Annual Shareholders Meeting
May 12, 2005	Interim Report: January — March 2005
August 11, 2005	Interim Report: January — June 2005

For more information about E.ON: Corporate Communications E.ON AG E.ON-Platz 1 40479 Düsseldorf Germany T +49 (0) 211-4579-453 F +49 (0) 211-4579-566 info@eon.com www.eon.com

Only the German-language original of this Interim Report is legally binding.

Information on results: This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of E.ON’s 2003 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: August 12, 2004	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting